SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Monster Beverage Corporation
(Name of Issuer)

Common Stock, $0.005 par value
(Title of Class of Securities)

611740101
(CUSIP Number)

December 31, 2014
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 611740101	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Sterling Trustees LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 12,258,454 Shares
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 12,258,454 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,258,454 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 611740101	13G/A	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Monster Beverage Corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 1 Monster Way, Corona, CA 92879.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by Sterling Trustees LLC, a South Dakota limited liability company ("Sterling"), with respect to (A) 4,692,006 Shares (as defined in Item 2(d) below) held by or issuable to certain grantor retained annuity trusts for which Sterling serves as an independent third party trustee and (B) 7,566,448 Shares held by certain entities for which Sterling serves as an independent third party manager (the "Entities").

The filing of this statement should not be construed as an admission that any person named herein is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

Sterling is hereinafter sometimes referred to as the "Reporting Person."

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of Sterling is 101 S. Main Avenue, Suite 310, Sioux Falls, SD 57104.

Item 2(c).	CITIZENSHIP:

Sterling is a South Dakota limited liability company.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.005 par value (the "Shares").

CUSIP No. 611740101	13G/A	Page 4 of 6 Pages

Item 2(e).	CUSIP NUMBER:

611740101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________________

Item 4.	OWNERSHIP.

The percentages used herein are calculated based upon 169,994,065 Shares outstanding as of January 12, 2015.

Sterling:
(a)	Amount beneficially owned: 12,258,454 Shares
(b)	Percent of class: 7.1%
(c)	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: 12,258,454 Shares
	(iii)	Sole power to dispose or direct the disposition: 0
	(iv)	Shared power to dispose or direct the disposition: 12,258,454 Shares

CUSIP No. 611740101	13G/A	Page 5 of 6 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

The Reporting Person hereby makes the following certification:

By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 611740101	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2015

STERLING TRUSTEES LLC

By:	/s/ Antony Joffe
Name: Antony Joffe
Title: President